SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                     FORM 10SB

                 General Form for Registration of Securities Of Small
                                 Business Issuers
            Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                               PINNACLE RESOURCES, INC.
                 (Exact name of Small  Business Issuer in its charter)


           WYOMING                                       84-1414869
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization                        Identification No.)

 7345 E. Peakview Avenue, Englewood, Colorado               80111
   (Address of principal executive offices)             (Zip Code)

               Registrant's Telephone number, including area code:
                               (303) 771-8100


Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.00001 par value
Preferred Stock, $.01 par value

ITEM 1.   DESCRIPTION OF BUSINESS

A.   Business Development.    Pinnacle Resources, Inc. (the "Company") is a
development stage company, incorporated pursuant to the laws of the State of
Wyoming on January 6, 1995 under the name of Claremont House, Corp.   On June
26, 1997, the Articles of Incorporation were amended to change the name of the Company to Pinnacle Resources, Inc. and to authorize 2,000,000 Preferred
Shares with a par value of $.01 per Preferred Share.   Additionally, the
Company effectuated a 1 for 3.3333 reverse stock split reducing the number of outstanding Common Shares from 500,000 to 150,000.

The Company has had limited operations since its inception in 1995 due to its
lack of working capital.   The Company was originally established with the
idea of providing "Assisted Living Facilities" to at risk (frail) senior
citizens.   Management never commenced operations regarding this venture due to a lack of funding. In June, 1997, the Company issued 4,000,000 (post split) Common Shares for cash at $.025 per Common Share for an aggregate of $100,000 to thirteen individuals who were then non-affiliates. The new owners of Claremont House, Corp. did not acquire the Company in order to use Claremont House, Corp. or its predecessors, as the object of a merger or acquisition. Claremont House, Corp. was acquired, and its name changed to Pinnacle Resources, Inc., in order to more clearly identify its new mandated business purpose, which is to evaluate, structure, and complete a merger with, or acquisition of, another unrelated privately-owned corporation. In the course of its activities, the Company plans to arrange (or provide) funding for companies that it evaluates and will try to structure merger or acquisition opportunities so that conditions are advantageous to the Company. Victory Minerals Corp., a holding company controlled by Glen Gamble,
purchased 2,000,000 of those Common Shares.    Currently, the Company is
engaged in the business of providing financial services to emerging growth companies in the United States, as well as development stage companies located in selected developing countries, primarily in Africa and South America.

Since inception, the Company has not had any material financial activities.

The Company is filing this Form 10-SB on a voluntary basis to provide full disclosure to its shareholders and to meet one of the requirements of a NASDAQ listing. The Company intends to seek quotation on the OTC Bulletin
Board, which is managed by the NASD.   The Company will voluntarily file
periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act.

Many states limit the resales of securities of shell companies.   As a
result, such restrictions may be placed upon the Company's shareholders even
though the Company now has a stated business purpose.   The Company has not
yet applied for secondary trading in any specified states and does not know specifically of any such restrictions.

B.  Business of Company.   The Company will engage in the business of
financial services, making small commercial loans to, and equity investments in, emerging growth companies which are unable to obtain financing from
traditional sources.   The Company intends to be in the financial services
business and may also furnish financial consulting services and advice as an incidental part of any other agreement or arrangement.

The Company will focus its financing and capital arrangement activities on emerging growth companies which plan to raise capital in the public markets within a reasonably short period of time, i.e., one to two years.
Although the Company will initially target small mining companies due to its contacts in that industry, management has not identified any particular
industry within which the Company will focus its efforts.   Rather,
management intends to identify any number of candidates which may be brought
to its attention through present associations or by word-of-mouth.   However,
the Company will direct its activities in seeking and evaluating suitable candidates for financing both in the United States and on companies operating in selected stable, developing countries, principally in Africa and South America.

In addition to domestic financing experience, management's historical
exposure has been in Southern Africa and South America.     In these areas,
management orchestrated funding for a variety of mining opportunities.   For
example, a gold operating company in Bolivia; a domestic brokerage firm for placing two active diamond properties in South Africa; a gold claims leasing project in Zimbabwe; and a leasing/title program for a vanadium ore property and a platinum ore property both located in South Africa. Based on this exposure, management is of the opinion that the need for outside sources of
funding by mining companies in these markets has potential.   The Company is
attracted to these areas because they represent some of the most highly
mineralized areas in the world.   Additionally, the Company's management has
some prior expertise and working knowledge in these markets.   The Company
expects to encounter normal timing difficulties with third world governmental regulations and bureaucracy that could slow down and encumber the Company's planned business activities.

Management has over 70 years of combined business experience involving a variety of situations where financing and/or funding has been required in
order to effectuate a mining opportunity.   Individually, management
personnel has directly funded, underwritten or brokered financing for a number of mining prospects over the years, both in the domestic market as well as South Africa and South America.


The Company's operating strategies will be to provide financing solutions to privately-held corporations and other companies which, in all likelihood, do not meet the overall credit standards typically required by commercial banks
in today's restrictive credit environment.   Management believes that
commercial banks are reluctant to make loans to small and newly organized companies and, in the instances in which such loans are made, they are heavily collaterized by homes and other personal assets in virtually every
case.   Commercial bankers typically do not lend to companies with limited assets, or which have been in business for less than three or four years. Most, if not all, of the companies which will be candidates for loans and/or equity investments by the Company or for other sources of capital known to management, will not have an operating history which will support bank loans. These companies, primarily privately-held corporations to be targeted by the Company, may have negative working capital positions, negative cash flow, recurring losses or other negative characteristics relating to their past performance which would result, in all probability, in a bank's refusal to
lend funds.   The Company may consider as candidates for financing,
corporations and entities which are affiliated with the Company, or in which the Company or executive officers, directors and/or controlling shareholders have an equity interest.

While the Company may require, as a condition to making a loan to any particular candidate, adequate collateral as security, the Company will rely upon the expertise and experience of its management on a case-by-case basis
in making the determination regarding the issue of collateral.   Management
will not employ any specific formula for collateral coverage and may make unsecured signature loans under circumstances deemed acceptable by
management.   Banks, on the other hand, traditionally require collateral coverage of approximately 133% for accounts receivable, 300% for inventory and 200% of liquidation value for real estate, equipment and other tangible
assets.   The Company intends to charge interest rates on loans in a range from 5% to 18% and to obtain equity participation in the form of warrants or options to purchase shares of the common stock of the entity financed or other forms of securities in order to provide additional yield enhancement. Where the Company receives such warrants, options or other securities, the Company may distribute such securities to its shareholders as a stock dividend, subject to compliance with applicable state and federal securities
laws.   In addition to or in lieu of the aforementioned types of securities, the Company may seek to obtain an interest in revenues, a carried working interest or other carried interest in an operating, producing mine or oil, gas or mineral property owned by a mining or energy-related company financed
by the Company or its other capital sources.   Depending upon the nature of
the legal interest or right obtained, the Company could become subject to liability in addition to that of a shareholder or holder of a debt instrument.

The Company recently has been asked by the management of Plateau Resources
(Pty) Ltd., a South African development-stage corporation, to arrange funding in order to initiate a drilling and exploration program on their undeveloped properties. If the Company is successful in achieving funding for Plateau Resources, then Company management expects to obtain an equity participation in Plateau Resources and perhaps an option to merge Plateau Resources in as a wholly owned subsidiary of the Company. Other than this one opportunity, the Company is not currently evaluating any development-stage companies with a view to making a loan or stock purchase or arranging funding or any loan proposals and has no contingent loan agreements which are subject to approval.

Subject to market conditions, the Company may attempt to raise additional equity or debt capital to fund additional financing activities in the future. As of the date of this filing, management has no specific plans in this
regard.   Management acknowledges that the Company may have insufficient capital with which to implement its business plans on the scale desired. Accordingly, the Company may be capable of making only an extremely limited number of loans to, and/or equity investments in , companies to which traditional sources of capital are unavailable.

To date, the Company has not performed any financial services for any emerging growth clients or consummated or arranged any loans, equity investments or other financing transactions. Further, no loans, stock purchases or other non-traditional financing transactions are pending or
under consideration.   The Company has no existing agreement or arrangement
for the performance of financial services.

Prior to any affiliation with the Company, Mr. Glen Gamble, now President of the Company, and Victory Minerals Corp. (now a major shareholder of the Company) had arranged start-up financing for a South African mining company by the name of Plateau Resources (Pty) Ltd. This entity was awarded mineral rights on certain undeveloped properties and is now seeking funding from the Company in order to continue its operations. Therefore, Plateau Resources
(Pty) Ltd. has become the Company's first prospect. Neither the Company nor Mr. Gamble (before assuming his position as President) had any pre-arrangement or prior commitment to Plateau Resources.

Page 4

Consequently, this opportunity with Plateau Resources came about because non-related third-party financial commitments from within the Canadian mining industry failed to materialize.

The Company has no pre-arranged financing with any other prospects. The Company has not made any prior commitments, or any understandings, with any third parties, or any of its affiliated entities, such as Victory Minerals or
Re-Group, Inc. for financing or participation.   Additionally, the Company
does not have any plans, arrangements, commitments or understandings to pay any finders' fees to any person or entity.

The Company does not have any plans, arrangements, commitments or understandings to obtain an interest in an operating producing mine or oil, gas or mineral property owned by a mining or energy-related company.


Operating Strategy.

Management of the Company will evaluate the future potential, credit worthiness and, if required, collateral of prospective candidates for funding by the Company or other sources, including corporate and individual lenders
and investors, known to management.   The  fact that a corporation or other
entity is affiliated with the Company or an equity interest in a prospective borrower is owned by one or more of the executive officers, directors and/or controlling shareholders of the Company, will not disqualify such entity from consideration as a potential borrower or recipient of investment capital.
In order to minimize conflicts of interest, the Company has adopted a policy that any contracts or other transactions with entities with whom management is affiliated, or in which they have a financial interest, will be approved by a majority of the disinterested members of the Board of Directors and will be fair and reasonable, but that no such transactions by the Company shall be affected or invalidated solely because of such relationship or interest of
directors or officers.   For purposes herein, the term "disinterested
directors" are those directors who have no direct, pecuniary interest in a
proposed transaction.   If the Company's Board of Directors is unavailable to
approve a financing transaction with an affiliated or related party, the Company will require that the transaction be approved by a majority of the Company's shareholders, at a special meeting of shareholders called for such purpose.

Prior to funding any loans or equity investments, management of the Company will conduct a comprehensive credit investigation of the potential financing
candidate.   The investigation will generally include, but not necessarily be limited to, the following: (I) a review of the prospective candidate's financial statements and operating and prior credit history; (ii) an analysis of the prospect's projected cash flow; (iii) a survey of the performance of other companies engaged in the candidate's business; (iv) an analysis of the value of the collateral, if any, proposed to secure a loan; and (v) the
source of repayment for the loan.   In addition, management intends, as part
of its credit procedures, to conduct a complete due diligence review of the prospective candidate's business at its offices, during which management proposes to review the prospect's record keeping systems and procedures, the historical and projected financial condition of the borrower/recipient of investment capital and its industry and any collateral offered to secure a
loan.   Management may, in its discretion, conduct a formal, independent appraisal of any collateral offered to assure that the collateral can be liquidated without a loss in the event of a downturn in the economy, which appraisal may include an assessment of auction liquidation and/or fair market
value.   Management intends to make the decision whether to arrange or fund a loan or purchase common stock of a financing candidate only after completing the number and type of credit procedures described above and as deemed necessary or appropriate, in the discretion of management, in order to determine the candidate's business potential and credit worthiness.

In instances deemed appropriate by management, the Company may require security in the form of inventory, accounts receivable, manufacturing and other operating equipment, other tangible assets and/or real estate used in
the financing candidate's business.   With respect to asset-based loans which
the Company may fund, management will have no fixed policy as to the
percentage of collateral coverage required.   However, in almost every such
case, management envisions that the percentage of collateral coverage required by it will be in excess of 100% of the amount of the loan. Additionally, management may require that any one or more of the officers, directors and principal shareholders of the borrower personally guarantee the indebtedness and, depending upon the prospective borrower's financial strength and the nature and value of any collateral, require, in addition, that the personal guarantees be collateralized separately.

Management of the Company will closely monitor the borrower's performance after funding a loan or equity investment and, with respect to a secured loan, intends to monitor the adequacy of the collateral at least on a monthly
basis.   If the primary collateral is accounts receivable, management may
require direct verification and a monthly aging of the receivables.    The
Company's management intends to conduct aspects of its monitoring process, inducing, if necessary, a reappraisal of any collateral, periodically at the
borrower's place of business.   Regardless of whether the financing provided
by the Company takes the form of a loan, stock purchase or a combination thereof, management will maintain close contact with management of the financing recipient to ensure that the financial condition and overall performance of the borrower are acceptable and that any collateral remains
adequate.   In the event of default in the payment of principal or interest on a loan, management may notify the borrower's customers to make payments
directly to the Company via a lock box established for the borrower.   In a
case where the Company arranges financing for, but does not itself fund, a development-stage company, management will also endeavor to monitor the borrower's performance if an equity interest in the form of common stock, warrants, options or any other type of security is received as part of the finder's or consulting fee.

Management has not adopted any policy regarding the maximum size of any loans or stock purchases which it may make with respect to a single company. Further, management has not determined any maximum percentage of its loan or stock portfolio which may be committed to loans or investments in excess of a
specified amount.   Management, in its sole discretion, will determine
guidelines for levels of concentration as to the diversity of companies which it funds and types of assets required as collateral for loans, in order to
attempt to minimize credit losses.   However, management intends to employ a
policy of maintaining a diversity of companies financed and types of collateral accepted as security for loans in order to minimize undue exposure.

Competition.    The Company is, and will remain for the foreseeable future, an insignificant participant among those firms which are also engaged in the
business of the Company.   There are many established entities and financial
concerns which have significantly greater financial and personnel resources
and technical expertise than the Company.   Management will rely upon their
own ability to generate potential lending candidates, either through their own personal industries in which management has had prior experience. In view of the Company's extremely limited resources, it should be expected that the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Federal and/or State Regulation.   The Company is not subject to any federal
or state regulations regarding its services.

Business Development Company.   As the Company obtains equity interests in
companies who desire to become public, the Company may become subject to the provisions of the Investment Company Act of 1940 or the Investment Advisers Act of 1940. It is possible that the Company may choose to elect to be treated as a Business Development Company ("BDC") pursuant to Section 54 of
the Investment Company Act of 1940 (the "1940 Act").   On October 21, 1980,
the 1940 Act was amended by a series of amendments which added sections 59
through 65.   These sections comprise the Small Business Investment Incentive
Act of 1980 (the "SMIIA").    For purposes of the SMIIA, a business
development company is defined as a domestic closed-end company which is operated for the purpose of making certain types of investments and which makes available significant managerial assistance to the companies in which
it invests.   Generally, a company which elects to be treated as a business development company, or intends within 90 days to so elect, is exempt from certain provisions of sections 1 through 53 of the 1940 Act.

To take advantage of these special regulatory provisions, a BDC must comply with sections 59 through 65 of the 1940 Act, which require, among other things, that:
   a. a majority of the BDC's directors must not be "interested persons" as defined in section 2(a)(19) of the 1940 Act;
   b. A BDC is restricted in the kind of investments it can make, i.e., at least seventy percent of the BDC's assets (excluding assets necessary to maintain the business, such as office furniture) must consist of securities of small, developing business or financially troubled businesses and such liquid assets as cash or cash items, Government securities or short-term, high quality debt securities;
   c. A BDC must annually furnish to its shareholders a statement, in such form and manner as the Securities and Exchange Commission may prescribe, about the risks involved in investing in a BDC due to the nature of its portfolio, and;
   d. A BDC must have a class of equity securities registered under the 1934 Act or have filed a registration statement under that section and must comply with the periodic reporting requirements under the 1934 Act, including annual reports, quarterly reports and reports of certain material changes, rather than with those in section 30 of the 1940 Act.

Employees.    The Company presently has two employees, none of whom are paid any salary.

Seasonal Nature of Business Activities.   The Company's business activities
are not seasonal.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Trends and Uncertainties.   The financial statements have been prepared
assuming that the Company will continue as a going concern.   The Company is
in the development stage and has no operations as of June 30, 1997.   The
deficiency in working capital as of June 30, 1997 raises substantial doubt about its ability to continue as a going concern. In the course of its development activities the Company has sustained continuing losses and
expects such losses to continue for the foreseeable future.   The Company's
management plans on advancing funds on an as needed basis and in the longer
term revenues from the operations of a merger candidate, if found.   The
Company's ability to continue as a going concern is dependent on these additional management advances, and, ultimately, upon achieving profitable operations through a merger candidate.

Until revenues commence, the Company shall raise funds through equity
financing which may or not be successful.   The Company has tried to limit
its general and administrative expenses.    The Company has little or no
control as to the demand for its services and, as a result, inflation and changing prices could have a material effect on the future profitability of the Company.

The Company will focus its financing and capital arrangement activities on emerging growth companies which plan to raise capital in the public markets within a reasonable short period of time, i.e., one to two years.
Although the Company will initially target small mining companies due to its contacts in that industry, management has not identified any particular
industry within which the Company will focus its efforts.   Rather,
management intends to identify any number of candidates which may be brought to its attention through present associations or by word-of-mouth.
Initially the Company intends to arrange sources of funding and finance for its prospective clients through established sources for such funds by acting as a finder or broker to the lender and as an arranger or financial
consultant to the borrowing party.    In the emerging markets of South Africa
and South America, opportunities exist where small mining companies seek funding from outside sources for capitalization because it is not available locally.

Management has over 70 years of combined business experience involving a variety of situations where financing and/or funding has been required in
order to effectuate a mining opportunity.   Individually, management
personnel has directly funded, underwritten or brokered financing for a number of mining prospects over the years, both in the domestic market as well as South Africa and South America.

Management believes that the Company will be able to successfully seek out potential candidates who are interested in obtaining loans from the Company
in the immediate future.   This belief is based upon the perceived difficulty
of many development and growth stage companies who require additional financing, but are unable to obtain the same from established sources, such
as banking institutions and venture capitalists.   As interest rates begin to
rise, management anticipates that those types of entities earmarked by the Company as possible clients will continue to seek out the Company as a lending source, as management views a potential borrower's borrowing base in
a different light than banks.   For loans made by regulated commercial
lenders, there is normally a structured review and evaluation of a prospective borrower's loan application by the lender, including an in-depth
review of such application by a loan committee.   The loan committee will
then approve or reject each application as it is submitted.   The evaluation
and approval of loans depends on subjective factors and judgments, as well as objective criteria, such as loan to value ratios and independent appraisals,
when appropriate or available.   The Company's loan committee consists of
substantially fewer persons than a commercial lender and uses a less formal
procedure than more traditional lenders.   It is possible that any such
subjective factors and judgments may prove to be incorrect with a resulting loss of part or all of the Company's investment in any particular loan. However, as part of the consideration provided to the Company for issuance of its loans, the Company receives its interest and attempts to also obtain additional consideration in the form of equity or options or warrants in the
borrower.   In the event the borrower's business plan proves successful, the
Company may receive substantial returns as a result of this equity enhancement.

Most venture capitalists take an aggressive equity position far in excess of that of the Company and in many instances, takes an active role in the
management of their clients.   Management believes that this makes venture
capitalists unattractive to those types of entities with whom the Company does business.

The Company's ability to become a significant lender is impaired primarily by
its own lack of capital with which to make loans.   While management would
welcome the opportunity to make more loans for larger amounts, management finds itself in the same predicament as that of its prospective clients.
That is, the lack of capital with which to fully implement the Company's
business plan.    Management hopes that as the Company begins to make
successful loans, its track record will allow the Company to attract either private investors seeking to invest in the business of the Company on a private basis, or that the Company will be able to attract an investment banker willing to underwrite a secondary offering of the Company's securities
to generate additional capital.    There are no assurances that the Company
will be able to attract either of the aforesaid entities to increase the
Company's working capital.   If the Company is unable to obtain additional
working capital, it is unlikely that the Company will generate any substantial growth in the near future.

Many existing computer programs use only two digits to identify a year in the
date field.   These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the
Year 2000.   As a result, many companies will be required to undertake major

PAGE>7

projects to address the Year 2000 issue.   Because the Company has nominal
assets, including no personal property such as computers, it is not anticipated that the Company will incur any negative impact as a result of
this potential problem.   However, it is possible that this issue may have an
impact on the Company after the Company successfully consummates a merger or acquisition.

Capital Resources and Source of Liquidity.    The Company currently has no
material commitments for capital expenditures.   As of July 1997, the Company
pays $300 rent per month for its current office space.    An increase in
lease payments could have negative effect on the cash flow and liquidity of the Company.

On June 26, 1997, the Company sold 4,000,000 at $.025 per Common Share for an aggregate of $100,000. At June 30, 1997, the Company had working capital of $100,000 consisting of $100,000 in current assets and $0 in current
liabilities.   The Company has no long-term liabilities.

Results of Operations.   The Company expects to earn consulting fees,
commissions, brokerage points and equity participation for having acted as an arranger and go-between from having effectuated a financing package on behalf of a client and a funding source. To date, the Company has not yet commenced
operations or received any revenues.   The Company spent $1,500 and $0 in
administrative costs for the three months ended December 31, 1996 and 1997
respectively.   No other costs were incurred in the three months ended
December 31, 1996. The Company incurred legal and accounting costs of $250, paid officer remuneration of $4,800, professional fees of $18,400 and rent of 1,600 in the three months ended December 31, 1997.

Plan of Operation.    The Company is not delinquent on any of its obligations
even though the Company has not yet begun to generate revenue.  The Company
will identify and subsequently qualify prospective clients.   Current
operations require minimal cash infusions.   The Company may borrow funds or
obtain equity financing from affiliated persons or entities to continue
operations, if necessary.   The Company intends to market its services
utilizing cash made available from the recent private sale of its Common
Shares.   The Company is of the opinion that revenues from its services along with proceeds of the private sale of its securities will be sufficient to pay its expenses until receipt of revenues at a level to sustain operations.

ITEM 3.  DESCRIPTION OF PROPERTY.   In May 1997, the Company moved its
offices to 7345 E. Peakview Avenue, Englewood, Colorado 80111, a building
owned by a shareholder in the Company.    As of July 1997, the Company pays
$300 rent per month for its current office space. The Company's offices consist of approximately 500 square feet of executive office space and
secretarial area.   Management believes that this space will meet the
Company's needs for the foreseeable future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tabulates holdings of shares of the Company by each person or entity who, subject to the above, as of October 20, 1997, holds of record or is known by Management to own beneficially more than 5.0% of the Common Shares and, in addition, by all directors and officers of the Company
individually and as a group.   Each named beneficial owner has sole voting
and investment power with respect to the shares set forth opposite his name.


                     Shareholdings at Date of
                         This Prospectus
                                                          Percentage of
                              Number & Class(1)            Outstanding
Name and Address                   of Shares              Common Shares

Glen R. Gamble<F1><F2>
12892 Sierra Circle
Parker, CO 80134                 2,200,000                    53.01%

Terryl K. Jensen
9600 E. Arapahoe Road
#260
Englewood, CO 80112                 50,000                     1.2%

Robert A. Hildebrand
7345 E. Peakview
Englewood, CO 80111                 50,000                     1.2%

Beverly Jo Gamble<F1><F2>
12892 Sierra Circle
Parker, CO 80134                   200,000                    4.82%

Mel Keller
R.R. 1 Box
Blairsburg, IA                     840,000                   20.24%

Victory Minerals Corp.<F1><F3>
7345 E. Peakview
Englewood, Co 80111              2,000,000                   48.19%

Re-Group, Inc.<F4>
9600 E. Arapahoe Road
#260
Englewood, CO 80112                266,000                    6.41%

All Directors & Officers
as a group (3 persons)           3,606,000                   86.89%

[FN]
<F1>Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract,
arrangement, understanding, relationship or otherwise.   Unless otherwise
indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable community property laws.

<F2>Beverly Jo Gamble is married to Glen R. Gamble, an officer and director of the Company. As a result, Glen R. Gamble would be deemed to be a beneficial owner of the Common Shares owned of record by Beverly Jo Gamble. Nevertheless, Glen R. Gamble disclaims any beneficial ownership of the Common Shares owned of record by his wife.

<F3>Victory Minerals Corp. is a corporation controlled by Glen R. Gamble, an
officer and director of the Company.   As a result, Glen R. Gamble would be
deemed to be a beneficial owner of the 2,000,000 Common Shares owned of record by Victory Minerals Corp.

<F4>Daniel J. Boone and S. Diane Boone are principals of Re-Group, Inc.

The balance of the Company's outstanding Common Shares are held by 17 persons, not including those persons who hold their shares in street name.

ITEM 5.   DIRECTORS,  EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Board of Directors. The following persons listed below have been retained to provide services as director until the qualification and election of his successor. All holders of Common Stock will have the right to vote for Directors of the Company. The Board of Directors has primary responsibility for adopting and reviewing implementation of the business plan of the Company, supervising the development business plan, review of the officers' performance of specific business functions. The Board is responsible for monitoring management, and from time to time, to revise the strategic and operational plans of the Company. A director shall be elected by the shareholders to serve until the next annual meeting of shareholders, or until his or her death, or resignation and his or her successor is elected. Presently, Directors receive no compensation or fees for their services rendered in such capacity.

The Executive Officers and Directors are:

Name                        Position                   Term(s) of Office

Glen R. Gamble, age 53     President, Director          From June 26, 1997
                        Chief Executive Officer          to present

Robert A. Hildebrand,
   age 71              Vice President, Director         From Inception
                         Secretary/Treasurer	             to present
                       Chief Financial Officer
                           President                    From Inception
                                                         to June 26, 1997

Terry K. Jensen, age 58         Director                From June 26, 1997
                                                         to present

Prior to the change in control and name change, Anthony Griffin was a Director of the Company and served as Secretary of the Company until June 26,
1997.   Marshall Griffin was a Director of the Company from inception to June
26, 1997.


Resumes:

Glen R. Gamble.     Mr. Gamble has served as an officer and director of
variety of companies engaged in the fields of mining, oil and gas, cattle, real estate and resource financing. Currently, Mr. Gamble is the Manager of Viatica Fund, LLC; a Director of Natural Buttes Gas Corp.; Manager of Desert Flower Mining, LLC; and President and Chairman of Victory Minerals Corp. and
the Company.   Offshore, Mr. Gamble also serves as a Director on the Board of
Directors of Plateau Resources (Pty) Ltd., a South African corporation. Mr. Gamble assisted the management in setting up an offshore parent holding company in the Cayman Islands. Additionally, Mr. Gamble recently facilitated Plateau Resources (Pty) Ltd. in obtaining mineral rights on South African properties. He helped to fund, via private sources, Plateau's start-up and operating capital to date. Similarly, Mr. Gamble served on the Board of Vanmag Exploration and Development (Pty) Ltd., also a South African corporation. He also assisted this company in obtaining mineral rights on a major vanadium deposit, and facilitated in setting up its parent offshore company in the Cayman Islands. Mr. Gamble resigned from the Vanmag Board of Directors when the Cayman parent company sold the South African entity. Currently he is a Director with Zebediela Platinum (Pty) Ltd., another South African corporation which is awaiting approval of its applications on farms having platinum potential.

In mid-1979, Mr. Gamble effected a sale and financing package on a ranch in
Russell, Kansas on which were several producing oil and gas wells.   This
opportunity led to the creation of a new entity, Petro-Package Brokerage Co.,
which Mr. Gamble owns.   For the next few years Mr. Gamble specialized in
packaging, financing and selling producing oil and gas properties. Additionally, he managed several oil properties for investors and drilled over 20 wells in Central Kansas. He moved the Petro-Package operation to Denver in 1985 and created a new Wyoming company called Victory Minerals Corp. which is the flagship company for Mr. Gamble's mineral interest both in the United States and in Africa.

Mr. Gamble graduated from Lakewood High School in 1962, performed three years of military service in the U.S. Army from which he was Honorably Discharged in May 1966. Mr. Gamble attended the University of Colorado and graduated with a Bachelor of Science degree in Accounting and Finance in 1970.

Robert A. Hildebrand.   Since 1991, Mr. Hildebrand has been Vice President of
Environmental Assurance corporation, a company offering financial solutions
to owners of contaminated real estate.   Mr. Hildebrand served as the
President and a director of Resource Finance Group, Ltd., a public Colorado corporation engaged in the business of acquiring revenue interest in producing mines in selected developing countries in exchange for mining and processing equipment and training provided by Resource Finance Group, Ltd., from August 1991 until that company merged, in April 1993, with Onyx Systems,
Ltd.   From June 1987 through October 1991, Mr. Hildebrand served as a director and an officer, holding various positions including President, of General Mining Company ("General Mining"), a small, inactive public mining
company.   General Mining was active, from 1987 through early 1991, in exploring for surface sulfur deposits in Bolivia, which did not result in viable operations. In November 1996 Mr. Hildebrand served as a consultant to Mr. Glen Gamble and Victory Minerals S.A. (Pty) Ltd. to assist Plateau Resources (Pty) Ltd. and Vanmag Exploration (Pty) Ltd. with its applications to be awarded mineral rights and surface rights on certain farms having platinum/palladium and vanadium potential, respectively. On January 10, 1994, Mr. Hildebrand filed a voluntary petition pursuant to Chapter 7 of the United States Bankruptcy Code, case #94-10209SBB. On May 19, 1994, he was
released from all dischargable debt.   He has accepted a directorship with
Zebediela Platinum (Pty) Ltd., another South African corporation which has pending applications in on farms with platinum potential.


Mr. Hildebrand attended the U.S. Naval Academy from 1947 through 1949 and received his Geological Engineering Degree from the Colorado School of Mines
in 1954.   He has been a registered Colorado Professional Engineer since
1958.

Terryl K. Jensen. Mr. Jensen has been with Horton Cavey Company since 1969 and is currently President of Horton Cavey Realty Company and has twenty-eight years of experience in real estate as a broker, manager and owner. He has held his real estate broker license since 1972. His experience includes the sale of land and investment real estate, syndication of investment property, development of commercial and residential projects and management of the Company.

Mr. Jensen has participated in the development and marketing of twelve residential projects of over 800 lots; the development of a small office park, two apartment buildings and one office building. He was executive vice president of a company that developed 5,200 acres in Kentucky into a large
equestrian community.   In addition, he has participated in the forming,
marketing and management of over thirty investment partnership projects, which included apartments, land, land development, mobile home parks and residential subdivisions.

Mr. Jensen served as a Director of Paragon Mortgage Corporation, a mortgage company from June 1994 to September 1994.

Mr. Jensen received a Bachelor of Science degree with a major in Business from Dakota State University in 1964; and he is a licensed real estate broker
in the State of Colorado.   Mr. Jensen is a member of the Denver Board of
Realtors Commercial Division, Colorado Association of Real Estate Boards, National Association of Real Estate Boards, Home Builders Association of Metropolitan Denver, Colorado Association of Home Builders and the National Association of Home Builders.

Conflicts of Interest.   The Corporation will be subject to various conflicts
of interest between the Corporation and its Affiliates. Since the executive officers and directors will control the daily operations of the Corporation and its Affiliates, there may be occasions when the interests of the Corporation's Affiliates may be inconsistent with the interests of the Corporation.

   Allocation of Management Time. The Corporation will rely on its officers to manage the Corporation's business operations. Currently the officers are devoting a minimal amount of their time for the operation of the
Corporation.   The Corporation may obtain additional officers, as necessary.
As such, and until all of their positions become "full time," there will be conflicts of interest in allocating management time, services and functions
between the Corporation and its Affiliates.   These individuals may engage
for their own account, or for the account of others in other business ventures for which the Corporation shall not be entitled to any interest.

The Corporation may, at some time in the future, compete with others for the management services of the current and future officers of the Corporation.
As a result, these individuals may be placed in a position where their decision to favor other operations in which they are associated over those of
the Corporation will result in a conflict of interest.   It should also be
noted that it may be expedient for them to favor one operation over another since their participation in such operations will vary. In allocating their time, they will recognize their fiduciary obligations to the Corporation, the prevailing industry standards and the financial situation of the Corporation.

   Conflicts of Interest Policy. The Corporation has adopted a policy that any transactions with directors, officers or entities of which they are also officers or directors or in which they have a financial interest, will only be on terms consistent with industry standards and approved by a majority of
the disinterested directors of the Corporation's Board of Directors.    No
such transactions by the Corporation shall be either void or voidable solely because of such relationship or interest of directors or officers or solely because such directors are present at the meeting of the Board of Directors of the Corporation or a committee thereof which approves such transactions, or solely because their votes are counted for such purpose if: (i) the fact of such common directorship or financial interest is disclosed or known by the Board of Directors or committee and noted in the minutes, and the Board or committee authorizes, approves or ratifies the contract or transaction in good faith by a vote for that purpose without counting the vote or votes of such interested directors; or (ii) the fact of such common directorship or financial interest is disclosed to or known by the shareholders entitled to vote and they approve or ratify the contract or transaction in good faith by a majority vote or written consent of shareholders holding a majority of the Common Shares entitled to vote (the votes of the common or interested directors or officers shall be counted in any such vote of shareholders), or
(iii) the contract or transaction is fair and reasonable to the Corporation based on the material similarity of terms to recent consulting agreements not involving interested parties, or in all other agreements by competitive bids, at the time it is authorized or approved. In addition, interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors of the Corporation or a committee thereof which approves such transactions.

Non-Qualified and Incentive Stock Option Plans.   The Corporation does not
currently have any stock option plans, however, the Corporation does intend to pursue the adoption of a non-qualified stock option plan in the fourth quarter of 1997.

ITEM 6.   EXECUTIVE COMPENSATION

Since inception the Company has not paid any remuneration to its officers or
directors.    As operations increase, the Company intends to enter into
employment agreements with its officers.   Upon funding, either through
revenues from operations, a private placement or initial public offering, should the amount justify the salary demands, the key management of the Company would be compensated according to their duties. No specific details have been determined.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company maintains a mailing address at Glen Gamble's (an officer of the Company) place of business located at 7345 E. Peakview, Greenwood Village, CO 80111.

Glen Gamble, president of the Company, is also an officer and director of Victory Minerals Corporation, a majority shareholder of the Company's common stock.

Mr. Gamble is also a director on the Board of Directors of Plateau Resources
(Pty) Ltd., a South African corporation. He has acted as a consultant and facilitator to assist in the creation of Plateau Resources International Ltd., a Cayman Island Corporation which serves as a parent holding company for the South African entity. Its management has asked Mr. Gamble to obtain funding, either from outside sources or from the Company itself, on behalf of Plateau Resources, in order to commence drilling and exploration activities on Plateau Resources' undeveloped properties in South Africa.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock.   The aggregate number of shares of common stock which the
Company has the authority to issue is Five Hundred million (500,000,000) shares at par value of one-thousandth of a cent ($.00001) per share.

Holders of Common Shares of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes, including the election of directors, and to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering. All outstanding Common Shares are, and the shares offered hereby will be when issued, fully paid and non-assessable.

Cumulative Voting.   The Common Shares do not have cumulative voting rights.

Dividends. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid cash dividends to date and it is not anticipated that any cash dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future cash dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

Preferred Stock.   The Preferred Stock authorized by this Certificate of
Incorporation may be issued from time to time in series.   Preferred Shares
of each series when issued shall be designated to distinguish them from the
shares of all other series.   The Board of Directors is hereby expressly
vested with authority to divide the class of Preferred Shares into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by these Articles and the laws of the State of Wyoming in respect of the following:

 (i) The number of shares to constitute such series, and the distinctive designations thereof;
(ii) The rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividend shall accrue;
(iii) Whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;
(iv)   The amount payable upon shares in event of involuntary liquidation;
(v)    The amount payable upon shares in event of voluntary liquidation;
(vi) Sinking fund or other provisions, if any, for the redemption or purchase of shares;
(vii) The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;
(viii)    Voting rights, if any; and
(ix) Any other relative rights and preferences of shares of such series, including, without limitation, any restriction of an increase in the number of shares of any series theretofore authorized and any limitation or restriction of rights or powers to which shares of any future series shall be subject.

The authority of the Board of Directors to divide the class of preferred shares into series and to fix and determine the relative rights and preferences of the preferred stock with no required approval from the shareholders could have an anti-takeover effect.

                                 PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock has not commenced trading on the over-the-counter market. There has never been a market for the securities of the Company.

The Company has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to the its shareholders as dividends in the near future.

As of June 30, 1997, the number of holders of Company's common stock is 24.

Broker-Dealer Sales of Company Securities. The Company intends to apply for quotation of its common stock on the OTC Bulletin Board. Upon successful application for the trading of its securities on the over-the-counter market and until the Company successfully obtains a listing on the NASDAQ quotation system, if ever, the Company's securities may be covered by Rule 15g-2 under the Securities Exchange Act of 1934 that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with his
spouse).   For transactions covered by the rule, the broker-dealer must make a special suitability determination of the purchaser and have received the purchaser's written agreement to the transaction prior to the sale. In order to approve a person's account for transactions in designated securities, the broker or dealer must (i) obtain information concerning the person's financial situation, investment experience and investment objectives; (ii) reasonably determine, based on the information required by paragraph (i) that transactions in designated securities are suitable for the person and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the rights of transactions in designated securities; and (iii) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination required by paragraph (ii) in this section, stating in a highlighted format that it is unlawful for the broker or dealer to effect a transaction in a designated security subject to the provisions of paragraph
(ii) of this section unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and stating in a highlighted format immediately preceding the customer signature line that the broker or dealer is required to provide the person with the written statement and the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience and investment objectives and obtain from the person a manually signed and dated copy of the written
statement.   A designated security means any equity security other than a security (i) registered, or approved for registration upon notice of issuance on a national securities exchange that makes transaction reports available pursuant to 17 CFR 11Aa3-1 (ii) authorized or approved for authorization upon notice of issuance, for quotation in the NASDAQ system;
(iii) that has a price of five dollars or more or . . . (iv) whose issuer has net tangible assets in excess of $2,000,000 demonstrated by financial statements dated less than fifteen months previously that the broker or dealer has reviewed and has a reasonable basis to believe are true and complete in relation to the date of the transaction with the person. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this Offering to sell their shares in the secondary market.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings nor is the Company aware of any disputes which may result in legal proceedings.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During the Company's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with the Company's principal independent accountant or a significant subsidiary's independent accountant.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

In January 1995, the Company issued 150,000 (post split) Common Shares for cash advances made on behalf of the Company and for services rendered to the following:

Name                       # of Common Shares       Cash/Services valued at

Terry Whiteside                  30,000                      $300.00
Anthony Griffin                   3,000                        30.00
Marshall Griffin                  3,000                        30.00
Lane Whiteside                    3,000                        30.00

Duane C. Peterson                22,500                       225.00<F3>
Mutual Ventures Int., Inc.<F1>   22,500                       225.00<F3>
Alex Herman                      22,500                       225.00
Gayle Griffin                     6,000                        60.00
James Wood                       15,000                       150.00
Equitos Corporation <F2>         15,000                       150.00<F3>
Phillip Georgensen                7,500                        75.00<F3>

These above sales were made pursuant to an exemption from registration to sophisticated investors pursuant to Section 4(2) of the Securities Act of
1933.   The investors were afforded access to the same type of corporate information which would be found in Part I of a registration filed under the Securities Act.

[FN]
<F1>Jose Severino is the principal of Mutual Ventures International, Inc.
<F2>Jose Lara is the principal of Equitos Corporation
<F3>These entities provided professional consulting services to the Company regarding its proposed operations.


In June, 1997, the Company issued 4,000,000 (post split) Common Shares for cash at $.025 per Common Share for an aggregate of $100,000 to the following:

Name                       # of Common Shares             Cash payment of

Glen R. Gamble                  200,000                      $  5,000
Beverly Jo Gamble               200,000                         5,000
Trent A. Gamble                 100,000                         2,500
Melissa N. Gamble               100,000                         2,500
Mel Keller                      840,000                        21,000
Gary Keller                      80,000                         2,000
Esther Keller                    10,000                           250
Randall Tegtmeyer                 4,000                           100
Falstaff Holdings Ltd.<F1>      100,000                         2,500
Victory Minerals
   Corporation                2,000,000                        50,000
R.A. Hildebrand                  50,000                         1,250
Terryl K. Jensen                 50,000                         1,250
Re-Group, Inc.<F2>              266,000                         6,650

[FN]
<F1>David K. Fraser is the principal of Falstaff Holdings, Ltd.
<F2>Dan and Diane Boone are the principals of Re-Group, Inc.

These above sales were made pursuant to an exemption from registration to sophisticated investors pursuant to Section 4(2) of the Securities Act of 1933. The investors were afforded access to the same type of corporate information which would be found in Part I of a registration filed under the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Bylaws provide that it will indemnify its officers and directors for liabilities arising from actions performed on behalf of the Company to the extent allowed by Section 17-16-851 (as amended by Ch. 190, L.
1997) of the Wyoming Statutes Ann., as amended.   Section 17-16-851 et al. of
the Wyoming Statutes Ann., as amended, contains provisions entitling directors, officers and employees of the Company to indemnification for their expenses (including reasonable costs, disbursements and counsel fees) and liabilities (including amounts paid or received in satisfaction of settlements, judgments, fines and penalties), as the result of an action or proceeding in which they may be involved by reason of being or having been a director, officer or employee of a corporation provided said officers, directors or employees acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE EXCHANGE ACT OF 1934, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

PART F/S

	The following financial statements required by Item 310 of Regulation S-B are furnished below:

	Independent Auditor's Report
	Balance Sheet as of June 30, 1997
	Statement of Operations
	Statement of Cash Flows
	Statement  of Changes in Stockholder's Equity
	Notes to Financial Statements

	Unaudited Balance Sheet as of December 31, 1997
	Unaudited Statement of Operations for three months
          ended December 31, 1997
	Unaudited Statement of Operations for six months
	 ended December 31, 1997
	Unaudited Statement of Stockholders' Equity
	Unaudited Statement of Cash Flows
	Notes to Unaudited Financial Statements








      15>
                     Independent Auditors' Report

We have audited the accompanying balance sheet of Pinnacle Resources, Inc. (fka Claremont House, Corp. (a Developmental Stage Company), as of June 30, 1997 and the related statements of income, shareholders' equity, and cash flows for the fiscal years ended June 30, 1997 and 1996 and period January 6,
1995 (Inception) through June 30, 1997.   These financial statements are the
responsibility of the Company's management.   Our responsibility is to
express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing
standards.   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free
of material misstatement.   An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the
overall financial statement presentation.   We believe that our audit
provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Resources, Inc. at June 30, 1997 and the results of its operations and its cash flows for the fiscal years ended June 30, 1997 and 1996 and the period January 6, 1995 (Inception) through June 30, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the
Company will continue as a going concern.   As discussed in Note 5, the
Company is in the development stage and has no operations as of June 30,
1997.   The deficiency in working capital as of June 30, 1997 raises substantial doubt about its ability to continue as a going concern.
Management's plans concerning these matters are described in Note 5.   The
financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
July 23, 1997

                     Pinnacle Resources, Inc.
                   (Fka Claremont House, Corp.)
                   A Development Stage Company
                          Balance Sheet

                                       NOTES                 June 30, 1997

ASSETS

Cash                                                           $100,000
                                                               ========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES - Accounts Payable                                        0

SHAREHOLDER' EQUITY                   *1,2

Preferred Stock, $.01 Par Value
Authorized 2,000,000 Shares; Issued
And Outstanding -0- Shares                                            -

Common Stock, $.00001 Par Value
Authorized 500,000,000 Shares; Issued
And Outstanding 4,150,000 Shares                                     42

Additional Paid in Capital On Common Stock                      101,458

Deficit Accumulated During the Development Stage                 (1,500)

TOTAL SHAREHOLDERS' EQUITY                                      100,000
                                                               --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $100,000
                                                               ========

*  Restated See Note 2

The Accompanying Notes Are An Integral Part Of These Financial Statements.

                          PINNACLE RESOURCES, INC.
                        (FKA CLAREMONT HOUSE, CORP.)
                        A DEVELOPMENT STAGE COMPANY
                          STATEMENT OF OPERATIONS

                                                             JANUARY 6, 1995
                                                               (INCEPTION)
                                     June           June       Through June
                         NOTES      30, 1997      30, 1996       30, 1997
Revenue                               $0              $0            $0

Expenses:

Office                                0                0         1,500
                                     ---             ---         -----
Total                                  0               0         1,500
                                     ---             ---         -----

Net (Loss)                            $0              $0       ($1,500)

Net (Loss)                 1       $0.00           $0.00        ($0.00)

Common Shares Outstanding* 2   4,150,000         150,000     4,150,000
                               =========         =======     =========

*  Restated See Note 2

The Accompanying Notes Are An Integral Part Of These Financial Statements.

                          PINNACLE RESOURCES, INC.
                        (FKA CLAREMONT HOUSE, CORP.)
                        A DEVELOPMENT STAGE COMPANY
                          Statement of Cash Flows

                                                              JANUARY 6, 1995
                                                               (INCEPTION)
                                     June           June       Through June
                         NOTES      30, 1997      30, 1996       30, 1997

Net (Loss) Accumulated
   During the Development
   Stage                              $0              $0       $(1,500)

Issuance of Common Stock For
   Services                   2        0               0         1,500
                                     ---             ---         -----
Cash Flows From Operations             0               0             0
                                     ---             ---         -----

Cash Flows From Investing
Activities:

Cash Flows from Investing              0               0             0
                                     ---             ---         -----

Cash Flows From Financing
   Activities:

Issuance of Common Stock     2   100,000               0       100,000
                                 -------             ---       -------

Cash Flows From Financing        100,000               0       100,000
                                 -------             ---       -------

Net Increase in Cash             100,000               0       100,000
Cash At Beginning of Period            0               0             0
                                     ---             ---         -----

Cash At End of Period           $100,000              $0      $100,000
                                ========             ===      ========

Non-Cash Activities:

Stock Issued For Cash Advances
   & Services                         $0              $0        $1,500
                                     ===             ===        ======

  The Accompanying Notes Are An Integral Part of These Financial Statements.

                          PINNACLE RESOURCES, INC.
                        (FKA CLAREMONT HOUSE, CORP.)
                        A DEVELOPMENT STAGE COMPANY
                          Statement of Shareholders' Equity

                                                                                  Deficit
                                                                Capital Paid    Accumulated
                                    Number Of                    In Excess      During The
                                     Common        Common           of          Development
                         NOTES       Shares         Stock       Par Value          Stage          Total

Balance At
   January 6, 1995        1,2           0            $0         $     0              $0          $     0

Issuance of Common Stock:
  January 1995 for Cash
  Advances Made On Behalf
  of the Company & Services
  at $.01 Per Share         *       150,000           2           1,498                            1,500

Net (Loss)                                                                        (1,500)         (1,500)
                                    -------         ---         -------           ------         -------
Balance At June 30,
   1995, 1996                       150,000          $2          $1,498          ($1,500)             $0

Issuance Of Common Stock:
  June 26, 1997 for Cash
  At $.025 Per Share              4,000,000          40          99,960                0         100,000

Net (Loss)                                                                             0               0
                                  ---------         ---          ------           ------         -------

Balance At June 30,
   1995, 1996                     4,150,000         $42        $101,458          ($1,500)       $100,000
                                  =========         ===        ========           ======        ========


                             *  Restated See Note 2
   The Accompanying Notes Are An Integral Part of These Financial Statements.

                      PINNACLE RESOURCES, INC.
                     (FKA CLAREMONT HOUSE CORP.)
                    (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED JUNE 30, 1997 AND 1996


NOTE 1 - Organization and Summary of Significant Accounting Policies

Organization:

On January 6, 1995 Pinnacle Resources, Inc. (fka Claremont House, Corp.), (the Company) was incorporated under the laws of Wyoming to engage in all aspects of the financial services industry or any other lawful business.

Development Stage:

The company entered the development stage to provide financial services to emerging growth companies in the United States, as well as development stage companies located in selected developing countries, primarily in Africa and
South America.   The Company has had limited operations since its inception.

For the purpose of the Statement of Cash Flows, the Company considers demand deposits and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest in fiscal year ended June 30, 1997 and 1996 was $-0-. Cash paid for income taxes in fiscal year ended June 30, 1997 and 1996 was $- 0-.

Net (Loss) per Common Share:

Net (Loss) per common share is computed by dividing the net loss for the period by the number of shares outstanding at June 30, 1997 and June 30, 1996.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions
that effect the reported amounts.   Actual results could differ from those
estimates.

NOTE 2 - Capital Stock and Capital in Excess of Par Value

The Company initially authorized 500,000,000 shares of $.0001 par value
common stock.   in January 1995, the company issued 500,000 shares of common stock for services and cash advances paid on behalf of the Company valued at
$1,500 or $.03 per share.   On June 26, 1997, the Board of Directors
authorized a 1 for 3.33 reverse split.   On June 25, 1997, the Company
amended its Articles of Incorporation and authorized 2,000,000 of $.01 par value preferred stock.

On June 26, 1997, the Company issued 4,000,000 after split shares of common
stock for cash of $100,000 or $.025 per share.   This issuance resulted in a
change of control in the Company.


NOTE 3 - Related Party Events

The Company maintains a mailing address at an officer's place of business. This address is located at 7345 E. Peakview, Greenwood Village, CO 80111.
At this time the Company has no need for an office.   As of June 30, 1997,
management has incurred a minimal amount of time and expense on behalf of the Company.

The president of the Company is also an officer and director of a major shareholder of the Company's common stock.

NOTE 4 - Income Taxes

At June 30, 1997, the Company had net operating loss carryforwards available for financial statement and Federal income tax purposes of approximately $1,500 which, if not used, will expire in the year 2008.

The Company follows Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS #109), which requires, among other things, an asset and liability approach to calculating deferred income taxes. As of June 30, 1997, the Company has a deferred tax asset of $300 primarily for its net operating loss carryforward which has been fully reserved through
a valuation allowance.   The change in the valuation allowance for June 30,
1997 is $-0-.


NOTE 5 - Basis of Presentation

In the course of its development activities the Company has sustained continuing losses and expects such losses to continue for the foreseeable
future.   The Company's management plans on advancing funds on an as needed basis and in the longer term revenues from the operations of a merger
candidate, if found.   The Company's ability to continue as a going concern
is dependent on these additional management advances, and, ultimately, upon achieving profitable operations from the success of its business plan or equity infusion of funds.


NOTE 6 - Subsequent Events

The Company will be filing a Form 10 with the Securities and Exchange Commission to become a 34 Act reporting company.

                     Pinnacle Resources, Inc.
                   (Fka Claremont House, Corp.)
                   A Development Stage Company
                          Balance Sheet


                                              Unaudited              Audited
                                             December 31            June 30,
                                                1997                 1997

ASSETS

Cash                                          $ 3,622                $100,000
Interest Receivable - Relate Party              1,000                       0
Note Receivable - Related Party                40,000                       0
                                              -------                --------

Total Current Assets                           44,622                $100,000

TOTAL ASSETS                                  $44,622                $100,000


LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES - Accounts Payable                 $2,650                       0

SHAREHOLDER' EQUITY

Preferred Stock, $.01 Par Value
Authorized 2,000,000 Shares; Issued
And Outstanding -0- Shares                          -                       -

Common Stock, $.00001 Par Value
Authorized 500,000,000 Shares; Issued
And Outstanding 4,150,000 Shares                   42                      42

Additional Paid in Capital On Common Stock    101,458                 101,458

Deficit Accumulated During the
     Development Stage                        (60,528)
(1,500)
                                              -------                --------
TOTAL SHAREHOLDERS' EQUITY                     40,972                 100,000
                                              -------                --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $43,622
$100,000
                                             ========
========


The Accompanying Notes Are An Integral Part Of These Unaudited Financial Statements.

                          PINNACLE RESOURCES, INC.
                        (FKA CLAREMONT HOUSE, CORP.)
                        A DEVELOPMENT STAGE COMPANY
                          STATEMENT OF OPERATIONS

                                     Unaudited    Unaudited  JANUARY 6, 1995
                                     6 month        6 month   (INCEPTION)
                                   Period ended  period ended  Through Dec.
                         N        Dec. 31, 1997 Dec. 31, 1996   31, 1997
Revenue                                  $0             $0           $0

Expenses:

Administrative                            0          1,500        1,500
Legal and Accounting                 14,028              0       14,028
Officer Remuneration                  4,800              0        4,600
Professional Fees                    18,400              0       18,400
Rent                                 21,800              0       21,800
                                     ------          -----        -----
Total                                59,028              0       59,028
                                     ------          -----        -----

(Loss) Before Other Income         $(59,028)       $(1,500)    $(60,528)

Other Income - Interest               1,000              0        1,000
                                   --------        -------     --------
Net (Loss)                         $(58,028)       $(1,500)     $(59,028)

Basis (Loss) per Common Shares       ($0.01)        ($0.01)       ($0.01)
Weighted Average Common Shares
Outstanding                       4,150,000        150,000     4,150,000
                                  =========        =======     =========


The Accompanying Notes Are An Integral Part Of These Unaudited Financial Statements.

                          PINNACLE RESOURCES, INC.
                        (FKA CLAREMONT HOUSE, CORP.)
                        A DEVELOPMENT STAGE COMPANY
                          STATEMENT OF OPERATIONS

                                    Unaudited      Unaudited
                                     3 month        3 month
                                   Period ended  period ended
                         N        Dec. 31, 1997 Dec. 31, 1996
Revenue                                  $0             $0

Expenses:

Administrative                            0          1,500
Legal and Accounting                    250              0
Officer Remuneration                  4,800              0
Professional Fees                    18,400              0
Rent                                  1,800              0
                                     ------          -----
Total                                25,250              0
                                     ------          -----

(Loss) Before Other Income         $(25,250)       $(1,500)

Other Income - Interest               1,000              0
                                   --------        -------
Net (Loss)                         $(24,250)       $(1,500)

Basis (Loss) per Common Shares       ($0.01)        ($0.01)
Weighted Average Common Shares
Outstanding                       4,150,000        150,000
                                  =========        =======


The Accompanying Notes Are An Integral Part Of These Unaudited Financial Statements.

                          PINNACLE RESOURCES, INC.
                        (FKA CLAREMONT HOUSE, CORP.)
                        A DEVELOPMENT STAGE COMPANY
                          Statement of Cash Flows

                                    Unaudited    Unaudited  JANUARY 6, 1995
                                     6 month        6 month   (INCEPTION)
                                   Period ended  period ended  Through Dec.
                                  Dec. 31, 1997 Dec. 31, 1996   31, 1997

Net (Loss)                            $(58,028)    $(1,500)     $(59,528)

Adjustments to Reconcile Net
   Loss to Net Cash Used in
   Operating Activities                       0           0             0
Issuance of Common Stock For
   Services                                  0       1,500         1,500

Changes in Operating Assets
   and Liabilities
  Increase in Interest Receivable      (1,000)           0        (1,000)
  Increase in Accounts Payable          2,650            0        (2,650)

Net Cash Flows From Operations        (56,378)           0       (56,378)
                                      -------        -----       -------

Cash Flows From Investing
Activities:

Advances made to Related Entity        (40,000)           0      (40,000)

Net Cash Flows from Investing          (40,000)           0      (40,000)
                                       --------       -----      -------

Cash Flows From Financing
   Activities:

Issuance of Common Stock               100,000            0      100,000
                                       -------        -----      -------

Cash Flows From Financing              100,000            0      100,000
                                       -------        -----      -------

Net Increase in Cash                     3,622            0        3,622
Cash At Beginning of Period                  0            0            0

Cash At End of Period Period             3,622            0        3,622


Non-Cash Activities:

Stock Issued For Services               $1,500              $0        $1,500
                                        ======             ===        ======

  The Accompanying Notes Are An Integral Part of These Unaudited Financial Statements.

                          PINNACLE RESOURCES, INC.
                        (FKA CLAREMONT HOUSE, CORP.)
                        A DEVELOPMENT STAGE COMPANY
                          Statement of Shareholders' Equity

                                                                                  Deficit
                                                                Capital Paid    Accumulated
                                    Number Of                    In Excess      During The
                                     Common        Common           of          Development
                         NOTES       Shares         Stock       Par Value          Stage          Total

Balance At
   January 6, 1995        1,2           0            $0         $     0              $0          $     0

Issuance of Common Stock:
  January 1995 for Cash
  Advances Made On Behalf
  of the Company & Services
  at $.01 Per Share         *       150,000           2           1,498                            1,500

Net (Loss)                                                                        (1,500)         (1,500)
                                    -------         ---         -------           ------         -------
Balance At June 30,
   1995, 1996                       150,000          $2          $1,498          ($1,500)             $0

Issuance Of Common Stock:
  June 26, 1997 for Cash
  At $.025 Per Share              4,000,000          40          99,960                0         100,000

Net (Loss)                                                                             0               0
                                  ---------         ---          ------           ------         -------

Balance At June 30,
   1995, 1996                     4,150,000         $42        $101,458          ($1,500)       $100,000
                                  =========         ===        ========           ======        ========
Net Loss                                                                         (56,028)

Balance at December 31,
   1997                           4,150,000         $42        $101,458          ($59,528)       $100,000
                                  =========         ===        ========           =======        ========


The Accompanying Notes Are An Integral Part of These Unaudited Financial Statements.

                          PINNACLE RESOURCES, INC.
                        (FKA CLAREMONT HOUSE, CORP.)
                        A DEVELOPMENT STAGE COMPANY
                          Notes To Unaudited Financial Statements
                     For the Six Month Period Ended December 31, 1997


Note 1 - Unaudited Financial Information

The unaudited financial information included for the three month and six month period ended December 31, 1997 and 1996 and were taken from the books
and records without audit.   However, such information reflects all
adjustments (consisting only of normal recurring adjustments, which are of the opinion of management necessary to reflect properly the results of
interim periods presented)   The results of operations for the three month
and six month period ended December 31, 1997 are not necessarily indicative of the results expected for the year ended June 30,1998.

Note Receivable - Related Entity

Monies were advanced to a related entity in the amount of $40,000.   These
funds are accruing interest at a rate of 13% per annum.   The funds are due
to be repaid on April 22, 1998.

Related Party Events;

Commencing July 1, 1997, the shareholders of the Company are providing office space to the Company for $300 per month and their services for $800 per month.

                                      PART III


ITEM 1.  INDEX TO EXHIBITS

 (2) Charter and By-Laws
 (3) Instruments defining the rights of security holders
 (5) Voting Trust Agreement - Not Applicable
 (6) Material Contracts - Not Applicable
 (7) Material Foreign Patents - Not Applicable
 (12) Additional Exhibits - Not Applicable

ITEM 2.  DESCRIPTION OF EXHIBITS
 (2.1) Articles of Incorporation incorporated by referenced to Form 10SB filed August 7, 1997, File No. 0-22965
 (2.2) Amendment to Articles of Incorporation incorporated by referenced to Form 10SB filed August 7, 1997, File No. 0-22965
 (2.3) Bylaws incorporated by referenced to Form 10SB filed August 7, 1997, File No. 0-22965
 (2.4) Amendment to Bylaws dated July 1, 1997 incorporated by reference to Form 10SB filed October, 1997.
 (3.1) Specimen Common Stock Certificate incorporated by referenced to Form 10SB filed August 7, 1997, File No. 0-22965

                                SIGNATURES




In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

					PINNACLE RESOURCES, INC.



Date: 3/5/98
     -------------------
                                       /s/ Glen "Trig" Gamble
                                       ------------------------------------
                                       Glen "Trig" Gamble, President